UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Entry Into Material Definitive Agreements and Unregistered Sale of Equity Securities.

On July 29, 2025 Nvni Group Limited, a Cayman Islands exempted company (the “Company”), entered into a Settlement Agreement and Release (“Ryan Settlement Agreement”) and an Amendment to a Subscription Agreement (the “Ryan Subscription Agreement Amendment”) with Ryan Davis (“Ryan”) pursuant to which the Company and Ryan agreed to terms of a settlement structure and amended a certain Subscription Agreement dated as of December 20, 2023 (the “Ryan Original Agreement”). The Ryan Original Agreement provided Ryan a right to require the Company to purchase all or any portion of the ordinary shares, par value $0.00001 per ordinary share, of the Company purchased pursuant to the Ryan Original Agreement, or 100,000 ordinary shares, at a purchase price per ordinary share equal to $2.04.

The Ryan Subscription Agreement Amendment provides the option to the Company to issue ordinary shares in lieu of making a cash payment to Ryan, at a price of $0.30 per ordinary share, resulting in a total issuance by the Company of up to 680,000 ordinary shares in case Ryan exercises his put option in full.

On July 29, 2025 the Company entered into a Settlement Agreement and Release (“Sean Settlement Agreement”) and an Amendment to a Subscription Agreement (the “Sean Subscription Agreement Amendment”) with Sean Davis (“Sean”) pursuant to which the Company and Sean agreed to terms of a settlement structure and amended a certain Subscription Agreement dated as of December 20, 2023 (the “Ryan Original Agreement”). The Sean Original Agreement provided Sean a right to require the Company to purchase all or any portion of the ordinary shares, par value $0.00001 per ordinary share, of the Company purchased pursuant to the Sean Original Agreement, or 170,000 ordinary shares, at a purchase price per ordinary share equal to $2.04.

The Sean Subscription Agreement Amendment provides the option to the Company to issue ordinary shares in lieu of making a cash payment to Ryan, at a price of $0.30 per ordinary share, resulting in a total issuance by the Company of up to 1,156,000 ordinary shares in case Sean exercises his put option in full.

A copy of the Ryan Settlement Agreement, the Ryan Subscription Agreement Amendment, the Sean Settlement Agreement and the Sean Subscription Agreement Amendment are filed as Exhibits 10.1, 10.2, 10.3 and 10.4 to this Current Report on Form 6-K. The above summaries of the Settlement Agreements and Subscription Agreement Amendments do not purport to be complete and are qualified in their entirety by reference thereto and are incorporated herein by reference herein.

Press Release

On August 5, 2025, the Company issued a press release announcing that the Company’s Chief Executive Officer and Founder Pierre Schurmann will participate in the Sidoti Virtual Micro-Cap Conference being held on August 20-21, 2025 and will present virtually on Wednesday, August 20 at 12:15 p.m. Eastern Time. A copy of the press release is filed a Exhibits 99.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Ryan Settlement Agreement
10.2	Ryan Subscription Agreement Amendment
10.3	Sean Settlement Agreement
10.4	Sean Subscription Agreement Amendment
99.1	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: August 5, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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